Exhibit 99.5

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1Name and address of Company

Avricore Health Inc.

2300-1177 West Hastings Street

Vancouver BC  V6E 2K3

Item 2Date of Material Change

July 6, 2020

Item 3Press Release

News Release, dated July 6, 2020, disseminated via Globenewswire under section 7.1 of National Instrument 51-102

Item 4Summary of Material Change

See attached copy of the July 6, 2020 news release.

Item 5Full Description of Material Change

See attached copy of the July 6, 2020 news release.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8Senior Officers

Hector Bremner, CEO of the Issuer, is knowledgeable about the material change and this report.  His business telephone number is (604) 773-8943

Item 9Date of Report

July 6, 2020

“Hector Bremner”

___________________

Hector D. Bremner, CEO

Director

AVRICORE HEALTH AMENDS SHARES FOR DEBT NEWS RELEASE

VANCOUVER, BRITISH COLUMBIA – July 6, 2020) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) wishes to amend its news release dated July 2,2020 in which it announced a shares for debt transaction.

Aggregate shares has been amended from 5,077,965 to 5,477,965 shares.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.